BEST AVAILABLE COPY

07028053

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International
Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

23 October 2007

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4886

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
NOV 1 9 2007
THOMSON
FINANCIAL

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

JLW 11/16

Bernard Mocchéni is leaving [illegible]. Werner De [illegible] [illegible] ensure transition

[illegible]

END